NitroMed, Inc.
45 Hayden Avenue, Suite 3000
Lexington, Massachusetts 02421
January 27, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sebastian Gomez Abero

Re:	NitroMed, Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form S-4 (File No. 333-156300)
Ladies and Gentlemen:
     Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended, NitroMed, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-4 (File No. 333-156300), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on December 18, 2008.
     The Company requests withdrawal of the Registration Statement because it has determined not to proceed with the transactions contemplated thereby. The Company confirms that no securities have been sold under the Registration Statement.
     If you have any questions or comments or require further information or documentation, please contact Jay Bothwick or Corey DuFresne of Wilmer Cutler Pickering Hale and Dorr LLP, the Company’s outside counsel, at 617-526-6000.

Very truly yours,

/s/ Kenneth M. Bate President, Chief Executive Officer
and Interim Chief Financial Officer